

Fortuna Silver Mines Inc.

September 30, 2011

Condensed Interim Consolidated Financial Statements

November 8, 2011

(Unaudited - All amounts in US$'000's unless otherwise stated)

FORTUNA SILVER MINES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes	Three months ended September 30, 2011	2010 19 h)	Nine months ended September 30, 2011	2010 19 h)
Sales		$ 32,080	$ 17,882	$ 78,020	$ 49,679
Cost of sales		12,269	9,145	30,311	24,572
Mine operating income		**19,811**	8,737	**47,709**	25,107
Other expenses					
Selling, general and administrative expenses	9a) b) d)	5,006	4,408	13,969	6,401
Exploration and evaluation costs		437	103	1,110	345
Net (gain) loss on commodity contracts		(496)	3,181	(923)	(1,461)
(Gain) loss on disposal of mineral properties, property, plant and equipment		(22)	15	(75)	125
Operating income		**14,886**	1,030	**33,628**	19,697
Finance items					
Interest income		197	153	675	334
Interest expense		(135)	(403)	(411)	(551)
Net finance income (expense)		**62**	(250)	**264**	(217)
Income before tax		**14,948**	780	**33,892**	19,480
Income taxes		4,639	1,553	12,604	7,810
Income (loss) for the period		**$ 10,309**	$ (773)	**$ 21,288**	$ 11,670
Earnings (loss) per Share - Basic	12 e)i	**$ 0.08**	$ (0.01)	**$ 0.17**	$ 0.11
Earnings (loss) per Share - Diluted	12 e)ii	**$ 0.08**	$ (0.01)	**$ 0.17**	$ 0.11
Weighted average number of shares outstanding - Basic	12 e)i	**123,440,210**	110,482,519	**123,027,321**	106,874,426
Weighted average number of shares outstanding - Diluted	12 e)ii	**124,854,464**	110,482,519	**124,601,423**	109,872,122

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of US Dollars)

	Notes	Three months ended September 30, 2011	2010 19 i)	Nine months ended September 30, 2011	2010 19 i)
Income (loss) for the period		$ 10,309	$ (773)	$ 21,288	$ 11,670
Other comprehensive (loss) income					
Unrealized gain on translation of net investment		896	-	896	-
Unrealized (loss) gain on translation to reporting currency		(2,292)	773	(490)	714
Other comprehensive (loss) income		(1,396)	773	406	714
Total comprehensive income for the period		$ 8,913	$ -	$ 21,694	$ 12,384

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

	Notes	Nine months ended September 30, 2011		2010 19 j)
OPERATING ACTIVITIES				
Net income before income taxes and interest		$ 33,628	$	19,697
Items not involving cash				
Depletion and depreciation		5,478		4,680
Share-based payments (recovery)		3,208		(1,177)
Unrealized (gain) on commodity contracts		(1,204)		(2,597)
(Gain) loss on disposal of mineral properties, property, plant and equipment		(75)		121
Accrued interest on loans receivable and payable		17		36
		41,052		20,760
Changes in non-cash working capital items				
Accounts receivable and prepaid expenses		(4,397)		(1,697)
Inventories		(5,084)		(1,392)
Trade and other payables		7,784		3,416
Due to/from related parties		(49)		(7)
Cash provided by operating activities		39,306		21,080
Income taxes paid		(11,733)		(5,719)
Net interest income received		623		228
Net cash provided by operating activities		28,196		15,589
INVESTING ACTIVITIES				
Purchase of short term investments		(33,031)		(28,114)
Redemptions in short term investments		51,811		23,733
Expenditures on mineral properties, property, plant and equipment		(60,434)		(22,340)
Payments of value added taxes on purchase of property, plant and equipment		(804)		(1,789)
Advances of deposits on long term assets		(29,038)		(4,802)
Receipts of deposits on long term assets		33,238		-
Proceeds on disposal of mineral properties, property, plant and equipment		45		13
Net cash used in investing activities		(38,213)		(33,299)
FINANCING ACTIVITIES				
Proceeds from long term debt		18		-
Repayment of long term debt		(18)		-
Net proceeds on issuance of common shares		1,408		31,929
Repayment of finance lease obligations		(879)		(923)
Net cash provided by financing activities		529		31,006
Effect of exchange rate changes on cash and cash equivalents		(283)		655
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(9,488)		13,296
Cash and cash equivalents - beginning of year		70,298		30,763
CASH AND CASH EQUIVALENTS - END OF PERIOD		$ 60,527	$	44,714
Supplemental cash flow information	13			

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	Notes	September 30, 2011	December 31, 2010 19 g)
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	3	$ 60,527	$ 70,298
Short term investments		2,200	20,509
Derivatives	4	1,072	-
Accounts receivable and other assets	5	17,664	13,454
Due from related parties	9 c)	9	-
GST/HST and value added tax receivable	5	4,438	3,542
Inventories	6	9,102	4,018
Assets held for sale	16	364	-
		95,376	111,821
NON-CURRENT ASSETS			
Deposits on long term assets	5	1,616	4,686
Deferred income tax assets		1,507	-
Mineral properties, property, plant and equipment	7, 9b, 9d)	171,351	117,363
Total assets		$ 269,850	$ 233,870
LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Trade and other payables	8	$ 18,185	$ 9,303
Due to related parties	9 c)	-	40
Derivatives	4	-	133
Income tax payable		5,250	4,192
Current portion of long term liability	10	1,723	1,083
		25,158	14,751
NON-CURRENT LIABILITIES			
Leases and long term liabilities	10	2,873	3,166
Provisions	11	5,040	4,881
Deferred income tax liabilities		9,906	8,482
		42,977	31,280
EQUITY			
Share capital		182,862	180,403
Share option and warrant reserve		11,246	11,116
Retained earnings		29,636	8,348
Accumulated other comprehensive income		3,129	2,723
		32,765	11,071
		226,873	202,590
		$ 269,850	$ 233,870
Contingencies and capital commitments	17		
Subsequent event	18		
First-time adoption of IFRS	19		

APPROVED BY THE DIRECTORS:

_____"Jorge Ganoza Durant"_____ , Director   _____"Robert R. Gilmore"_____ , Director
Jorge Ganoza Durant   Robert R. Gilmore

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

	Notes	Share Capital Shares	Amount	Share option and warrant reserve	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss) ("AOCI")	Total Retained Earnings (Deficit) and AOCI	Total Shareholders' Equity
						Attributable to equity holders of the Company		
Balance - December 31, 2010		122,497,465	$ 180,403	$ 11,116	$ 8,348	$ 2,723	$ 11,071	$ 202,590
Issuance of shares under bought deal financing, net of issuance costs		-	(95)	-	-	-	-	(95)
Exercise of options		1,120,000	1,502	-	-	-	-	1,502
Issuance of shares for property	12 a)	6,756	30	-	-	-	-	30
Transfer of contributed surplus on exercise of options		-	1,022	(1,022)	-	-	-	-
Share-based payments on option grants		-	-	1,152	-	-	-	1,152
Income for the period		-	-	-	21,288	-	21,288	21,288
Unrealized gain on translation of net investment		-	-	-	-	896	896	896
Unrealized (loss) on translation to reporting currency		-	-	-	-	(490)	(490)	(490)
Total comprehensive income for the period					21,288	406	21,694	21,694
Balance - September 30, 2011		**123,624,221**	**$ 182,862**	**$ 11,246**	**$ 29,636**	**$ 3,129**	**$ 32,765**	**$ 226,873**
Balance - December 31, 2009		94,982,652	$ 104,701	$ 14,315	$ (7,655)	$ -	$ (7,655)	$ 111,361
Issuance of shares under bought deal financing, net of issuance costs		15,007,500	31,214	-	-	-	-	31,214
Exercise of options		689,500	716	-	-	-	-	716
Issuance of shares for property	12 a)	7,813	20	-	-	-	-	20
Transfer of contributed surplus on exercise of options		-	590	(590)	-	-	-	-
Share-based payments (recoveries) on option grants		-	-	(2,440)	-	-	-	(2,440)
Income for the period		-	-	-	11,670	-	11,670	11,670
Unrealized gain on translation of functional currency to reporting currency		-	-	-	-	714	714	714
Total comprehensive income for the period					11,670	714	12,384	12,384
Balance - September 30, 2010	19 f)	110,687,465	$ 137,241	$ 11,285	$ 4,015	$ 714	$ 4,729	$ 153,255

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited - All amounts in US$'000's unless otherwise stated)

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1. Corporate Information

Fortuna Silver Mines Inc. ("Fortuna" or the "Company") is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma zinc/lead/silver mine in southern Peru and the San Jose silver/gold mine in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada and is listed on the New York Stock Exchange under the trading ticker symbol "FSM", and on the Toronto Stock Exchange and Lima Stock Exchange under the trading ticker symbol "FVI".

The Company's registered office is at Suite 840, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.

2. Basis of Consolidation and Summary of Significant Accounting Policies

a) Statement of Compliance

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, *Interim Financial Reporting,* as issued by the International Accounting Standards Board ("IASB"). The policies applied in these condensed interim consolidated financial statements are based on International Financial Reporting Standards ("IFRS") issued and outstanding as at September 30, 2011. The Board of Directors approved these interim financial statements for issue on November 8, 2011. Any subsequent changes to IFRS that are issued and effective as at December 31, 2011 could result in a restatement of these interim financial statements, including the transition adjustments recognized on conversion to IFRS. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The unaudited condensed interim consolidated financial statements of Fortuna Silver Mines Inc. (the "Company") for the three and nine month periods ended September 30, 2011 ("Financial Statements") have been prepared by management. The Financial Statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2010, and the unaudited condensed interim consolidated financial statements for the first and second quarters ended March 31, 2011 and June 30, 2011, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of thousands of United States dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards. Refer to Note 19.

b) Basis of Consolidation

These Financial Statements include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. ("Bateas"); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA ("Cuzcatlan"); Continuum Resources Ltd. ("Continuum"); Fortuna Silver Mines Peru S.A.C. ("FSM Peru"); and Fortuna Silver Mexico, S.A. de CV. ("FS Mexico").

All significant inter-company transactions and accounts have been eliminated upon consolidation.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

c)   Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the buyer. The passing of title to the customer is based on the terms of the sales contract. Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one or three months after delivery at the option of the customer or one month after delivery. The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing market price. Variations recorded between the price recorded at the time of provisional settlement and the actual final price are caused by changes in metal prices.

d)   Cash and Cash Equivalents

Cash and cash equivalents are designated as fair value through profit and loss ("FVTPL"). Transaction costs are expensed when incurred through profit and loss. Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

e)   Mineral Properties, Property, Plant and Equipment

Costs directly related to construction projects are capitalized to work-in-progress until the asset is available for use in the manner intended by management. Completed property, plant and equipment is recorded at cost, net of accumulated depreciation and accumulated impairments. Assets will be depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land   Not depreciated
Mineral property   Units of production
Buildings   6 - 20 years   Straight line
Leasehold Improvements   7 - 8 years   Straight line

Plant and equipment
Machinery and equipment   3 - 8 years   Straight line
Furniture and other equipment   3 - 13 years   Straight line
Transport units   4 - 5 years   Straight line

Capital work in progress   Not depreciated

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease. Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Borrowing costs allocable to the costs of construction projects are capitalized on a net basis and included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)   Mineral Properties, Property, Plant and Equipment (continued)

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life and the residual value of each component asset is reviewed, with any changes recognized prospectively over its remaining useful economic life.

i.   Evaluation and Exploration Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property's potential is dependent on many factors including: location relative to existing infrastructure, the property's stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, with any excess included in income.

Write-downs due to impairment in value are charged to income. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.

Exploration costs that do not relate to any specific property are expensed as incurred.

ii.   Operational Mining Properties and Mine Development

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves, and costs of abandoned properties are written-off.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)   Mineral Properties, Property, Plant and Equipment (continued)

iii.   Commercial Production

Capital work in progress consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

- all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
- the mine or mill is operating within eighty percent of design capacity;
- metallurgical recoveries are achieved within eighty percent of projections; and,
- the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production, depletion of each mining property will be provided on a unit-of-production basis. Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

f)   Asset Impairment

Assets are assessed for impairment at each reporting date when changes in events or circumstances occur that indicate the assets may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business.

The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure and reclamation and closures costs.

Where a fair value less cost to sell model is used the cash flow forecast may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves.

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2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f) Asset Impairment (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

g) Provisions

i. Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk-free rate. The decommissioning and restoration provision ("DRP") is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit adjusted risk-free discount rate.

The liability is accreted to full value over time through periodic charges to income. This unwinding of the discount is charged to finance costs in the condensed interim consolidated statements of income.

The amount of the DRP initially recognized is capitalized as part of the related asset's carrying value and amortized to income. The method of amortization follows that of the underlying asset. The costs related to a DRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a DRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the DRP that are required as a result of changes in estimates are charged to income in the period in which the adjustment is identified.

ii. Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions ("EDRP"). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset's carrying value.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

g)   Provisions (continued)

iii.   Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

h)   Inventories

Inventories include metals contained in concentrates, stockpiled ore, materials, and supplies.   The classification of metals inventory is determined by the stage in the production process.   Product inventories are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of average cost and net realizable value. Production costs include all mine site costs.

i)   Income taxes

Income tax expense consists of current and deferred tax expense. Income tax is recognized in the income or loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

i)   Income taxes (continued)

The following temporary differences do not result in deferred tax assets or liabilities:

- the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
- goodwill; and,
- investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

j)   Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company's common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.   *Stock Option Plan*

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

ii.   *Deferred Share Unit ("DSU") Plan*

The Company's DSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company's common shares at the financial position date. The year-over-year change in the deferred share unit compensation liability is recognized in income.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

j)   Share-Based Payments (continued)

iii.   Restricted Share Unit ("RSU") Plan

The Company recognizes a compensation cost in operating income on a prescribed vesting basis for each RSU granted equal to the quoted market value of the Company's common shares at the date of which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the fair value until the end of the performance date. The cumulative effect of the change in fair value is recognized in income in the period of change.

k)   Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

The diluted earnings (loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

l)   Foreign Currency Translation

The presentation currency of the Company is the United States Dollar ("US$").

The functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.   Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

For entities with a functional currency different from the presentation currency, translation to the presentation currency is required. Assets and liabilities are translated at the rate of exchange at the financial position date. Revenue and expenses are translated at the average rate for the period. All resulting exchange differences are recognized in other comprehensive income.

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2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

m)   Financial Instruments

i.   Financial Assets

The Company classifies all financial assets as either fair value through profit and loss ("FVTPL"), held-to-maturity ("HTM"), loans and receivables, or available-for-sale "(AFS"). The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

a)   Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term.

Financial assets classified as FVTPL are stated at fair value with any resultant gain or loss recognized in income or loss in the period in which they arise. Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

Derivatives are categorized as held-for-trading. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Fair value of the Company's recognized commodity-based derivatives are based on the forward prices of the associated market index. Gains or losses are recorded in the statement of income.

b)   Held-to-Maturity Investments

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as HTM investments.

c)   Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are stated at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date. They are carried at amortized cost less any impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would not be material.

_____

_____

2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

m)   Financial Instruments (continued)

i.   Financial Assets (continued)

d)   Available-For-Sale

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the statement of financial position. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other than-temporary impairment. Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income.

The Company does not have any assets classified as AFS.

e)   Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:
* significant financial difficulty of the issuer or counterparty;
* default or delinquency in interest or principal payments; or
* it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of the estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

_____

_____

2.   **Basis of Consolidation and Summary of Significant Accounting Policies (continued)**

m)   **Financial Instruments (continued)**

i.   *Financial Assets (continued)*

e)   **Impairment of Financial Assets (continued)**

With the exception of AFS equity instruments, if a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reverse through income or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

f)   **Derecognition of Financial Assets**

A financial asset is derecognized when:
*   the contractual right of the asset's cash flows expire; or
*   if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

ii.   *Financial Liabilities*

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

iii.   *Classification and Subsequent Measurements*

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement
Cash and Cash Equivalents	FVTPL	Fair value
Short Term Investments	FVTPL	Fair value
Accounts Receivable	Loans and receivables	Amortized cost
Due from Related Parties	Loans and receivables	Amortized cost
Long Term Receivables	Loans and receivables	Amortized cost
Derivatives	FVTPL	Fair value
Trade and other payables	Other liabilities	Amortized cost
Income Tax Payable	Other liabilities	Amortized cost
Due to Related Parties	Other liabilities	Amortized cost
Long Term Liabilities	Other liabilities	Amortized cost

_____

_____

2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

m)   Financial Instruments (continued)

iii.   Classification and Subsequent Measurements (continued)

The carrying value of cash and cash equivalents, accounts receivables, and trade and other payables approximate their fair value because of the short-term maturity of those instruments.

iv.   Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition. Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

n)   Segment Reporting

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

o)   Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. The leased assets are initially recorded at the lower of the fair value and the present value of the minimum lease payments and are depreciated over the shorter of the assets' useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in the income statement using the straight line method over their estimated useful lives.

p)   Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of shares are shown in equity as a deduction from the proceeds.

_____

_____

2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

q)   Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

r)   Significant Accounting Judgments and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.   Critical Judgments

- The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar ("US$), with the exception of the parent entity and certain holding companies which have a Canadian dollar ("CAD$") functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
- In concluding when commercial production has been achieved, the Company considered the following factors:
    - all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
    - the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,
    - the ability to sustain ongoing production of ore at a steady or increasing level.

_____

_____

2.   Basis of Consolidation and Summary of Significant Accounting Policies (continued)

r)   Significant Accounting Judgments and Estimates (continued)

ii.   Estimates

- the recoverability of amounts receivable which are included in the consolidated statements of financial position;
- the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;
- the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;
- the determination of net realizable value of inventories on the consolidated statements of financial position;
- the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;
- the determination of mineral reserve, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;
- the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
- the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;
- the provision for income taxes which is included in the consolidation statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;
- the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;
- the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
- the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

_____

(Unaudited - All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s) New Accounting Standards

i) New Accounting Standards Impacting on or after January 1, 2012

IFRS 7 *Financial Instruments: Disclosures* (Amendment)
The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.

IAS 12 *Income Taxes* (Amendment)
IAS 12 *Income Taxes*, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012.

ii) New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)
The amendments to IAS 1 *Presentation of Financial Statements* require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9). In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendment is effective for annual periods beginning on or after July 1, 2012.

iii) New Accounting Standards Impacting on or after January 1, 2013

IFRS 10 *Consolidated Financial Statements*
IFRS 10 *Consolidated Financial Statements* replaces the portion of IAS 27 *Consolidated and Separate Financial Statements* that addresses the accounting for consolidated financial statements, and SIC12 *Consolidation - Special Purpose Entities*. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.

(Unaudited - All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s) New Accounting Standards (continued)

iii) New Accounting Standards Impacting on or after January 1, 2013 (continued)

IFRS 10 ***Consolidated Financial Statements (continued)***
IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 may be adopted to an earlier accounting period, but in doing so, an entity must disclose the fact that it has early adopted the standard and apply IFRS 11 *Joint Arrangements*, IFRS 12 *Disclosure of Interests in Other Entities*, IAS 27 *Separate Financial Statements* (as amended in 2011), IAS 28 *Investments in Associates and Joint Ventures* (as amended in 2011).

IFRS 11 ***Joint Arrangements***
IFRS 11 replaces IAS 31 *Interest in Joint Ventures* and SIC-13 *Jointly-Controlled Entities – Non-Monetary Contributions by Venturers.* This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures). This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

IFRS 12 ***Disclosure of Interests in Other Entities***
IFRS 12 combines the disclosure requirements for an entity's interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard. This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

IFRS 13 ***Fair Value Measurement***
IFRS 13 *Fair Value Measurement* provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 *Share-based Payment*; leasing transactions with the scope of IAS 17 *Leases*; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 *Inventories*; or value in use IAS 36 *Impairment of Assets*. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 27 ***Separate Financial Statements***
IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

(Unaudited - All amounts in US$'000's unless otherwise stated)

2. Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s) New Accounting Standards (continued)

iii) New Accounting Standards Impacting on or after January 1, 2013 (continued)

IAS 28 *Investments in Associates and Joint Ventures*
IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

iv) New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 *Financial Instruments - Classification and Measurement*
On 12 November 2009, the IASB issued IFRS *9 Financial Instruments* as the first step in its project to replace IAS 39 *Financial Instruments: Recognition and Measurement*. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity's business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 *Financial Instruments: Disclosures* including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 9.

On July 22, 2011, the IASB agreed to defer the mandatory effective date to annual periods beginning on or after January 1, 2015 with early application still permitted.

3. Cash and Cash Equivalents

		September 30, 2011		December 31, 2010
Cash at bank and on hand	**$**	**29,627**	$	61,118
Short term bank deposits		**30,900**		9,180
	$	**60,527**	$	70,298

Included in cash and cash equivalents is restricted cash comprised of $1 (2010: $nil) related to the Company's Mexican employees' savings accounts for retirement as held by the Company.

(Unaudited - All amounts in US$'000's unless otherwise stated)

4. Derivatives

	September 30, 2011		December 31, 2010	
	Assets	**Liabilities**	Assets	Liabilities
Lead forward contracts	**$ 149**	**$ -**	$ -	$ 14
Zinc forward contracts	**-**	**30**	-	6
Silver forward contracts	**953**	**-**	-	113
Total	**$ 1,102**	**$ 30**	$ -	$ 133
Net	**$ 1,072**			$ 133

The Company enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production. As at the end of the period no such contracts are outstanding.

Additionally, the Company enters regularly into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms. The forward sale and option contracts are settled against the arithmetic average of metal spot prices over the month in which the contract matures. No initial premium associated with these trades has been paid.

5. Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	September 30, 2011	December 31, 2010
Current		
Trade receivables	**$ 12,893**	$ 11,224
Current portion of long term receivables - net	**774**	39
Prepaid expenses	**750**	903
Deposits	**46**	-
Advances and other receivables	**3,201**	1,288
Accounts receivable and other assets	**$ 17,664**	$ 13,454
GST/HST and value added tax receivable	**4,438**	3,542
	$ 22,102	$ 16,996

Deposits on long term assets includes the non-current accounts receivable and other assets comprised of the following:

(Unaudited - All amounts in US$'000's unless otherwise stated)

5. Accounts receivable and Other Assets and Deposits on Long Term Assets (continued)

	September 30, 2011	December 31, 2010
Non-current		
Long term receivables	**$ 1,546**	$ 47
Less: current portion of long term receivables	**(774)**	(39)
Non-current portion of long term receivables - net	**772**	8
Deposits on equipment	**577**	3,097
Deposits paid to contractors	**92**	1,581
Other	**175**	-
	$ 1,616	$ 4,686

As at September 30, 2011, the Company had no trade receivables (2010: $nil) which were past due and impaired. The Company's allowance for doubtful accounts is $nil (2010: $nil).

The aging analysis of these trade receivables is as follows:

	September 30, 2011	December 31, 2010
0-30 days	**$ 11,363**	$ 9,754
31-60 days	**1,116**	1,057
61-90 days	**414**	413
	$ 12,893	$ 11,224

6. Inventories

	September 30, 2011	December 31, 2010
Concentrate stock piles	**$ 2,072**	$ 346
Ore stock piles	**2,892**	1,274
Materials and supplies	**4,138**	2,398
Total inventories	**$ 9,102**	$ 4,018

For the three and nine months ended September 30, 2011, $7,970 and $19,784, respectively (2010: $7,625 and $15,063, respectively) of inventory was expensed and there has been no impairment during 2011 (2010: $nil).

(Unaudited - All amounts in US$'000's unless otherwise stated)

7. Mineral Properties, Property, Plant and Equipment

	Mineral Properties	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Work in Progress	Total
Period ended September 30, 2011								
Opening carrying amount	$ 82,737	$ 6,897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363
Additions	29,270	4,279	262	1,334	98	499	26,222	61,964
Disposals	-	(1,530)	-	(23)	-	-	-	(1,553)
Depreciation charge	(3,507)	(1,277)	(842)	(221)	(76)	(596)	-	(6,519)
Reclassification	-	11,251	23,069	(1,641)	-	-	(32,583)	96
Closing carrying amount	**$108,500**	**$ 19,620**	**$ 29,502**	**$ 2,626**	**$ 134**	**$ 2,796**	**$ 8,173**	**$ 171,351**
As at September 30, 2011								
Cost	125,899	$ 24,644	$ 32,283	$ 3,650	$ 498	$ 4,674	$ 8,173	$ 199,821
Accumulated depreciation and impairment	(17,399)	(5,024)	(2,781)	(1,024)	(364)	(1,878)	-	(28,470)
Closing carrying amount	**$108,500**	**$ 19,620**	**$ 29,502**	**$ 2,626**	**$ 134**	**$ 2,796**	**$ 8,173**	**$ 171,351**

	Mineral Properties	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Work in Progress	Total
Year ended December 31, 2010								
Opening carrying amount	$ 68,277	$ 6,916	$ 4,033	$ 1,117	$ 197	$ 2,682	$ 1,953	$ 85,175
Additions	18,619	1,574	155	2,436	88	928	16,490	40,290
Disposals	(555)	(20)	(1)	(10)	(67)	-	-	(653)
Depreciation charge	(3,604)	(1,509)	(768)	(273)	(106)	(664)	-	(6,924)
Reclassification	-	(64)	3,594	(93)	-	(53)	(3,909)	(525)
Closing carrying amount	$ 82,737	$ 6,897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363
As at December 31, 2010								
Cost	96,629	$ 11,060	$ 9,076	$ 3,985	$ 436	$ 4,174	$ 14,534	$ 139,894
Accumulated depreciation and impairment	(13,892)	(4,163)	(2,063)	(808)	(324)	(1,281)	-	(22,531)
Closing carrying amount	$ 82,737	$ 6,897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363

Mineral properties includes bonuses paid of $1,350 (2010: $nil) which were paid upon commissioning of the San Jose mine to a director, a director and officer, and an officer. The bonus comprises of $1,113 paid to key management and $237 paid to a company controlled by a director. Refer to Note 9 Related Party Transactions.

(Unaudited - All amounts in US$'000's unless otherwise stated)

7. Mineral Properties, Property, Plant and Equipment (continued)

In May 2011, the Company entered into an agreement to acquire a 100% interest in the Mario Property, located in the Department of Junin in central Peru. Under the terms of the agreement, the Company is granted the exclusive right and option to purchase an undivided 100% interest in the Mario Property subject to the following payments:

1. $500 on signing of agreement;
2. $500 on or before six months from the signing of the agreement;
3. $500 on or before 12 months from the signing of the agreement; and,
4. $2,500 on or before 24 months from the signing of the agreement.

The purchase of the property by the Company is subject to a 1% net smelter return ("NSR") royalty on production from the property payable to Crocodile Gold ("Crocodile"). The Company shall have the right to purchase the NSR royalty from Crocodile at any time during the five-year period following the final option payment for the sum of $3,000. The property is also subject to a 2% NSR royalty on production payable to Teck Cominco and a 0.5% NSR royalty on production payable to Socrate Capital Inc., with each royalty in turn subject to certain buy-back provisions.

As at September 30, 2011, $500 has been paid under the agreement.

The Company entered into an option agreement, effective July 20, 2011, to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C.("AGMIN"). Under the terms of the mining assignment and option to purchase mineral rights agreement ("agreement"), the Company is required to make the following payments:

1. $200 on signing the agreement;
2. $300 after 12 months from signing the agreement;
3. $500 after 24 months from signing the agreement; and,
4. $2,000 after 36 months from signing the agreement.

Under the terms of the agreement, once the option is exercised and a NI 43-101 is prepared and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3,000, subject to certain conditions.

As at September 30, 2011, $200 has been paid under the agreement.

(Unaudited - All amounts in US$'000's unless otherwise stated)

8. Trade and other payables

		September 30, 2011		December 31, 2010
Current				
Trade accounts payable	$	9,677	$	3,967
Payroll and other payables		7,219		5,249
Restricted share unit payable		1,289		87
	$	18,185	$	9,303

9. Related Party Transactions

a) Purchase of Goods and Services

The Company entered into the following related party transactions:

Transactions with related parties		Three months ended September 30, 2011		2010		Nine months ended September 30, 2011		2010
Salaries and wages [1,2]	$	37	$	18	$	133	$	73
Other general and administrative expenses [2]		41		34		134		153
	$	78	$	52	$	267	$	226

[1] Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.

[2] Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, and various general and administrative costs incurred on behalf of the Company.

On January 14, 2011, the Company issued 6,756 (2010: 7,813) common shares, at a fair market value of $4.44 (2010: $2.56) per share and $30 cash (2010: $20) to Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

b) Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, and the Chief Executive Officer of the Company. The compensation paid or payable to key management for employee services is shown below:

		Three months ended September 30, 2011		2010		Nine months ended September 30, 2011		2010
Salaries and other short term employee benefits (Note 7)	$	1,665	$	306	$	2,916	$	1,240
Provision for bonuses (Note 7)		(1,121)		-		-		-
Share-based payments (recovery)		579		1		1,900		(866)
	$	1,123	$	307	$	4,816	$	374

(Unaudited - All amounts in US$'000's unless otherwise stated)

9. Related Party Transactions (continued)

b) Key Management Compensation (continued)

The share-based payments includes the change in the RSU fair value period over period and for 2010 includes the non-cash cancellation of share options. During the nine months ended September 30, 2011, 155,674 RSU were granted to the CEO with the restriction that the entire RSU vests only upon the commissioning of the San Jose mine, which occurred on September 1, 2011.

c) Period-end Balances arising from Purchases of Goods/Services

Amounts due to/(from) related parties	September 30, 2011	December 31, 2010
Owing from a director and officer[3]	**$ (39)**	$ (1)
Owing to a company with common directors [2]	**30**	41
	$ (9)	$ 40

3 Owing from a director includes non-interest bearing advances to a director and officers at September 30, 2011 and one officer and director at December 31, 2010.

d) Transactions with Directors

Transactions with non-executive Directors is shown below:

	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	**2011**	2010
Directors fees	**$ 98**	$ 47	**$ 250**	$ 129
Consulting fees (Note 7)	**283**	43	**375**	130
Short term benefits	**14**	1	**45**	5
Provision for bonuses (Note 7)	**(242)**	-	**-**	-
Share-based payments	**437**	1,263	**1,422**	305
	$ 590	$ 1,354	**$ 2,092**	$ 569

The share-based payments includes the change in the DSU fair value period over period and payments made under the DSU plan and the non-cash cancellation of share options.

During the nine month period ended September 30, 2011, share-based payments includes a DSU redemption of 70,000 units settled in cash for CAD$5.30 per unit for a total payment of CAD$371. During the nine month period ended September 30, 2011, the Company granted 48,824 units with a market value of CAD$232, at the date of grant, to a director. In addition, 93,544 units were granted to a Director with the restriction that the entire DSU vests only upon the commissioning of the San Jose mine, which occurred on September 1, 2011.

Consulting fees includes fees paid to two (2010: two) non-executive directors.

(Unaudited - All amounts in US$'000's unless otherwise stated)

10. Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

		September 30, 2011		December 31, 2010
Obligations under finance lease (a)	**$**	**1,165**	$	1,545
Long term liability (b)		**754**		705
Deferred share units (Note 12 c))		**2,424**		1,955
Restricted share units (Note 12 d))		**1,542**		131
		5,885		4,336
Less: current portion				
Obligations under finance lease		**969**		1,083
Long term liability		**754**		-
		1,723		1,083
Restricted share units (Note 8)		**1,289**		87
	$	**2,873**	$	3,166

a) Obligations under Finance Lease

The following is a schedule of the Company's future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

Obligations under Finance Lease		**September 30, 2011**		December 31, 2010
Not later than 1 year	**$**	**1,003**	$	1,150
Less: future finance charges on finance lease		**(34)**		(67)
		969		1,083
Later than 1 year but less than 5 years		**199**		472
Less: future finance charges on finance lease		**(3)**		(10)
		196		462
Present value of finance lease payments	**$**	**1,165**	$	1,545

b) Long Term Liabilities

In May 2008, the Company acquired the Monte Alban II concession for which a payment of $800 is due May 2012. This payment is non-interest bearing.

(Unaudited - All amounts in US$'000's unless otherwise stated)

11. Provisions

A summary of the Company's provisions for other liabilities and charges is presented below:

		Decommissioning and Restoration Liability
Balance - January 1, 2010	$	2,917
New provisions		1,583
Increase to existing provisions		125
Unwinding of discount		163
Exchange differences		93
Balance - December 31, 2010	**$**	**4,881**
Increase to existing provisions		**93**
Unwinding of discount		**117**
Exchange differences		**(51)**
Total provisions	**$**	**5,040**
Less: current portion		**-**
Non current - September 30, 2011	**$**	**5,040**

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded. The estimate of the Company's decommissioning and restoration liability relating to the Caylloma and San Jose mine is subject to change based on amendments to laws and regulations and as new information regarding the Company's operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate. Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, property, plant and equipment balance.

12. Share Capital

a) Unlimited Common Shares Without Par Value

During the year ended December 31, 2010, the Company issued an aggregate of 26,507,500 common shares, under two bought deal financings, for gross proceeds of $78,528. Net proceeds of $73,919 after share issuance costs of $4,609 were raised from the bought deal financings comprised of: 15,007,500 common shares at CAD$2.30 per share, for net proceeds of $31,135; and 11,500,000 common shares at CAD$4.00 per share, for net proceeds of $42,784.

During fiscal 2011, the Company issued 6,756 (2010: 7,813) common shares, at a fair market value of $4.44 (2010: $2.56) per share Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

_____

12.   Share Capital (continued)

b)   Share Options

The Company's stock option plan, approved by the shareholders on August 30, 2006 and accepted by the TSX Venture Exchange on October 16, 2006 provides a rolling maximum of the issuance of common treasury shares equal to up to ten percent of the issued and outstanding common shares with no vesting provisions. The exercise price of the optioned shares are no less than the market price, with a maximum term of ten years from grant. Shareholder approval of the Company's stock option plan was not obtained at the Company's annual general meeting held on June 23, 2010.

Shareholder approval of the Company's new Stock Option Plan (the "New Plan"), dated April 11, 2011, was obtained at the Company's annual general meeting held on May 26, 2011. The New Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company.

The Company uses the fair value method of accounting for share options granted to directors, officers, and employees.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The following is a summary of option transactions:

	September 30, 2011		December 31, 2010	
	Shares (in 000's)	**Weighted average exercise price (CAD$)**	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	**4,551** $	**1.51**	8,215 $	1.50
Granted	**1,792**	**4.46**	- $	-
Exercised	**(1,120)**	**1.31**	(1,000) $	1.03
Cancelled	**-**	**-**	(2,665) $	1.62
Outstanding at end of the period	**5,223** $	**2.56**	4,551 $	1.51
Vested and exercisable at end of the period	**3,431** $	**1.57**	4,551 $	1.51

The non-cash compensation recovery of $2,440 recognized for the year ended December 31, 2010 is associated with the 2,665,000 share purchase options granted in the fourth quarter of 2009 and cancelled as shareholder approval was not obtained at the Company's annual general meeting held on June 23, 2010.

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited - All amounts in US$'000's unless otherwise stated)

_____

12.   Share Capital (continued)

b)   Share Options (continued)

On June 9, 2011, 1,792,289 share purchase options were granted with an exercise price of CAD$4.46 per share with a term of three years and vesting 25% within six months of grant date, 50% within 12 months of grant date, 75% within 18 months of grant date, and fully vested after 24 months of grant date. The share based compensation charge of $1,152 recognized for the nine months ended September 30, 2011 has been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended September 30,	
	2011	2010
Risk-free interest rate	**1.91%**	**n/a**
Expected stock price volatility	**56.48%**	**n/a**
Expected term in years	**3**	**n/a**
Expected dividend yield	**0%**	**n/a**

The expected volatility assumption is based on the historical and implied volatility of the Company's Canadian dollar common share price on the Toronto Stock Exchange

The following table summarizes information related to stock options outstanding and exercisable at September 30, 2011:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.80 to $0.99	1,036	7.0	$ 0.85	1,036	$ 0.85
$1.00 to $1.99	1,425	4.7	1.60	1,425	1.60
$2.00 to $4.46	2,762	3.6	3.71	970	2.31
$0.80 to $4.46	5,223	4.6	$ 2.56	3,431	$ 1.57

The weighted average remaining life of vested share purchase options at September 30, 2011 was 5.6 years (2010: 6.4 years).

Subsequent to September 30, 2011 to November 8, 2011, no share purchase options were exercised.

_____

(Unaudited - All amounts in US$'000's unless otherwise stated)

12. Share Capital (continued)

c) Deferred Share Units ("DSU") Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors. All grants under the plan are fully vested upon credit to an eligible directors' account.

During the three months ended September 30, 2011, no DSU were settled in cash. During the nine months ended September 30, 2011, 70,000 DSU were settled in cash for CAD$5.30 per unit for a total payment of CAD$371.

During the three months ended September 30, 2011, no DSU were granted. During the nine months ended September 30, 2011, the Company granted 48,824 DSU with a market value of CAD$232, at the date of grant, to a director, and 93,544 DSU with a market value of CAD$473, at the date of grant, to a director, with vesting subject to the commissioning of the San Jose mine, which occurred on September 1, 2011.

As at September 30, 2011, there are 481,465 (2010: 409,097) DSU outstanding with a fair value of $2,424 (2010: $1,955).

d) Restricted Share Units ("RSU") Cost

During 2010, the Company implemented a RSU plan for certain employees or officers. The RSU entitle employees or officers to a cash payment after the end of a performance period of up to two years following the date of the award. The RSU payment will be an amount equal to the fair market value of the Company's common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

During the three months ended September 30, 2011, no RSU were granted. During the nine months ended September 30, 2011, the Company granted 155,674 RSU with a market value of CAD$788, at the date of grant, to a director, with vesting subject to the commissioning of the San Jose mine, which occurred on September 1, 2011.

As at September 30, 2011, there are 374,788 (2010: 219,114) RSU outstanding with a fair value of $1,542 (2010: $131).

e) Earnings per Share

i. Basic

Basic earnings per share is calculated by dividing the profit attributable to equity owners of the Company by the weighted average number of shares outstanding during the period.

_____

12.   Share Capital (continued)

e)   Earnings per Share (continued)

i.   Basic (continued)

The following table sets forth the computation of basic earnings per share:

	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	**2011**	2010
Net earnings (loss) available to equity owners	$ **10,309**	$ (773)	$ **21,288**	$ 11,670
Weighted average number of shares (in '000's)	**123,440**	110,483	**123,027**	106,874
Basic earnings (loss) per share	$ **0.08**	$ (0.01)	$ **0.17**	$ 0.11

ii.   Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The potentially dilutive shares relate to share options and warrants. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the exercise prices of outstanding share options, share purchase warrants and convertible debentures. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

The following table sets forth the computation of diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	**2011**	2010
Net earnings (loss) available to equity owners	$ **10,309**	$ (773)	$ **21,288**	$ 11,670
Weighted average number of shares ('000's)	**123,440**	110,483	**123,027**	106,874
Effect of dilutive securities				
Incremental shares from share options	**1,414**	-	**1,574**	2,998
Weighted average diluted shares outstanding	**124,854**	110,483	**124,601**	109,872
Diluted earnings (loss) per share	$ **0.08**	$ (0.01)	$ **0.17**	$ 0.11

13.   Supplemental Cash Flow Information

	Note	Nine months ended September 30,	
		2011	2010
Non-cash Investing and Financing Activities:			
Issuance of shares on purchase of mineral properties, property, plant and equipment	**7**	$ **30**	$ 20

_____

_____

14.   Capital Disclosure

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern.

The capital of the Company consists of equity and bank loan, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at September 30, 2011, are sufficient for its present needs for the next 12 months. The Company is not subject to externally imposed capital requirements.

The Company's overall strategy with respect to capital risk management remained unchanged during the period.

15.   Management of Financial Risk

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a)   Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, accounts receivable, trade and other payables, and due to related parties approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

- Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

_____

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Unaudited - All amounts in US$'000's unless otherwise stated)

_____

15.   Management of Financial Risk (continued)

a)   Fair Value of Financial Instruments (continued)

The Company has classified the determination of fair value of accounts receivable, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Financial assets (liabilities) at fair value as at September 30, 2011				
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 60,527	$ -	$ -	$ 60,527
Short term investments	2,200	-	-	2,200
Accounts receivable	-	12,893	-	12,893
Derivatives	-	1,072	-	1,072
	$ 62,727	$ 13,965	$ -	$ 76,692

Financial assets (liabilities) at fair value as at December 31, 2010				
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 70,298	$ -	$ -	$ 70,298
Short term investments	20,509	-	-	20,509
Accounts receivable	-	12,551	-	12,551
Derivatives	-	(133)	-	(133)
	$ 90,807	$ 12,418	$ -	$ 103,225

There were no changes in the levels during the year ended December 31, 2010.

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices. Resulting fair value changes to accounts receivable are through sales. Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices. Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the period ended September 30, 2011, there have been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

_____

_____

15.   Management of Financial Risk (continued)

b)   Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company's income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	September 30, 2011			December 31, 2010		
	Canadian Dollars	**Nuevo Soles**	**Mexican Pesos**	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 21,805	S/. 1,514	$ 3,615	$ 54,782	S/. 741	$ 2,201
Accounts receivable and other assets	112	2,851	57,291	71	1,304	42,452
Deposits on long term assets	-	-	8,501	-	-	24,209
Trade and other payables	(2,544)	(19,978)	(21,969)	(625)	(15,493)	(6,390)
Income tax payable	-	(14,558)	-	-	(11,775)	-
Leases and long term liabilities	(2,765)	-	-	(1,999)	-	-
Provisions	-	(9,038)	(20,116)	-	(9,169)	(19,959)

Based on the above net exposure as at September 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $1,787 and a net loss of $1,345.

c)   Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions. These investments mature at various dates within one year. All of the Company's trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company's maximum exposure to credit risk at September 30, 2011 is as follows:

_____

(Unaudited - All amounts in US$'000's unless otherwise stated)

15. Management of Financial Risk (continued)

c) Credit Risk (continued)

	September 30, 2011	December 31, 2010
Cash and cash equivalents	**$ 60,527**	$ 70,298
Short term investments	**2,200**	20,509
Accounts receivable	**16,868**	12,551
Derivatives	**1,102**	-
Due from related parties	**39**	-
GST/HST and value added tax receivable	**4,438**	3,542
	$ 85,174	$ 106,900

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at September 30, 2011				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 18,185	$ -	$ -	$ -	$ 18,185
Due to related parties	30	-	-	-	30
Derivatives	30	-	-	-	30
Income tax payable	5,250	-	-	-	5,250
Long term liability	1,757	2,876	-	-	4,633
Operating leases	543	830	692	231	2,296
Decomissioning and restoration liability	961	1,021	841	2,217	5,040
	$ 26,756	**$ 4,727**	**$ 1,533**	**$ 2,448**	**$ 35,464**

e) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $21 change in net earnings on an annualized basis.

(Unaudited - All amounts in US$'000's unless otherwise stated)

15. Management of Financial Risk (continued)

f) Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products. The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments. As a matter of policy, the Company does not hedge its silver production.

There is no material impact of the metals prices on the financial statements.

16. Segmented Information

The Company's operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.

The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company's business units.

The segment information provided to the board for the reportable segments for the three and nine month periods ended September 30, 2011 and 2010 are as follows:

Reportable Segments		Corporate		Bateas		Cuzcatlan		Total
Three months ended September 30, 2011								
Sales to external customers	**$**	**-**	**$**	**31,207**	**$**	**873**	**$**	**32,080**
Sales to internal customers	**$**	**1,334**	**$**	**-**	**$**	**-**	**$**	**1,334**
Cost of sales	**$**	**-**	**$**	**11,480**	**$**	**789**	**$**	**12,269**
Depreciation, depletion, and amortization	**$**	**31**	**$**	**1,868**	**$**	**171**	**$**	**2,070**
Selling, general and administrative expenses	**$**	**3,167**	**$**	**1,179**	**$**	**660**	**$**	**5,006**
Interest income	**$**	**93**	**$**	**92**	**$**	**12**	**$**	**197**
Interest expense	**$**	**80**	**$**	**46**	**$**	**9**	**$**	**135**
Income (loss) before tax	**$**	**(3,586)**	**$**	**19,089**	**$**	**(555)**	**$**	**14,948**
Income taxes	**$**	**37**	**$**	**6,029**	**$**	**(1,427)**	**$**	**4,639**
Income (loss) for the period	**$**	**(3,623)**	**$**	**13,060**	**$**	**872**	**$**	**10,309**
Three months ended September 30, 2010								
Sales to external customers	$	-	$	17,882	$	-	$	17,882
Sales to internal customers	$	108	$	-	$	-	$	108
Cost of sales	$	-	$	9,145	$	-	$	9,145
Depreciation, depletion, and amortization	$	34	$	1,653	$	-	$	1,687
Selling, general and administrative expenses	$	3,312	$	1,096	$	-	$	4,408
Interest income	$	99	$	54	$	-	$	153
Interest expense	$	341	$	62	$	-	$	403
Income (loss) before tax	$	(3,568)	$	4,348	$	-	$	780
Income taxes	$	-	$	1,553	$	-	$	1,553
Income (loss) for the period	$	(3,568)	$	2,795	$	-	$	(773)

(Unaudited - All amounts in US$'000's unless otherwise stated)

16. Segmented Information (continued)

Reportable Segments		Corporate		Bateas		Cuzcatlan		Total
Nine months ended September 30, 2011								
Sales to external customers	**$**	**-**	**$**	**77,147**	**$**	**873**	**$**	**78,020**
Sales to internal customers	**$**	**3,708**	**$**	**-**	**$**	**-**	**$**	**3,708**
Cost of sales	**$**	**-**	**$**	**29,522**	**$**	**789**	**$**	**30,311**
Depreciation, depletion, and amortization	**$**	**68**	**$**	**5,239**	**$**	**171**	**$**	**5,478**
Selling, general and administrative expenses	**$**	**10,209**	**$**	**3,171**	**$**	**589**	**$**	**13,969**
Interest income	**$**	**444**	**$**	**201**	**$**	**30**	**$**	**675**
Interest expense	**$**	**229**	**$**	**173**	**$**	**9**	**$**	**411**
Income (loss) before tax	**$**	**(11,099)**	**$**	**45,404**	**$**	**(413)**	**$**	**33,892**
Income taxes	**$**	**102**	**$**	**13,929**	**$**	**(1,427)**	**$**	**12,604**
Income (loss) for the period	**$**	**(11,201)**	**$**	**31,475**	**$**	**1,014**	**$**	**21,288**
Nine months ended September 30, 2011								
Sales to external customers	$	-	$	49,679	$	-	$	49,679
Sales to internal customers	$	324	$	-	$	-	$	324
Cost of sales	$	-	$	24,572	$	-	$	24,572
Depreciation, depletion, and amortization	$	98	$	4,619	$	-	$	4,717
Selling, general and administrative expenses	$	4,033	$	2,368	$	-	$	6,401
Interest income	$	198	$	136	$	-	$	334
Interest expense	$	341	$	210	$	-	$	551
Income (loss) before tax	$	(3,683)	$	23,163	$	-	$	19,480
Income taxes	$	2	$	7,808	$	-	$	7,810
Income (loss) for the period	$	(3,685)	$	15,355	$	-	$	11,670

Reportable Segments		Corporate		Bateas		Cuzcatlan		Total
As at September 30, 2011								
Assets held for sale	**$**	**-**	**$**	**364**	**$**	**-**	**$**	**364**
Total assets	**$**	**33,616**	**$**	**110,720**	**$**	**125,514**	**$**	**269,850**
Total liabilities	**$**	**5,650**	**$**	**31,908**	**$**	**5,419**	**$**	**42,977**
As at December 31, 2010								
Assets held for sale	$	-	$	-	$	-	$	-
Total assets	$	81,900	$	74,950	$	77,020	$	233,870
Total liabilities	$	3,404	$	24,794	$	3,082	$	31,280

For the three and nine month periods ended September 30, 2011 and 2010, two and three (2010: two and two) customers, respectively, represented 100% of total sales to external customers.

(Unaudited - All amounts in US$'000's unless otherwise stated)

16. Segmented Information (continued)

External Sales by Customer and Region	Three months ended September 30, 2011		2010		Nine months ended September 30, 2011		2010	
1	**$ 31,207**	**100%**	$ 11,337	63%	**$ 75,404**	**98%**	$ 31,825	64%
2	**-**	**0%**	6,545	37%	**1,743**	**2%**	17,854	36%
Bateas/Peru	**$ 31,207**	**100%**	$ 17,882	100%	**$ 77,147**	**100%**	$ 49,679	100%
% of total sales	**97%**		100%		**99%**		100%	
1	**$ 873**	**100%**	$ -	0%	**$ 873**	**100%**	$ -	0%
Cuzcatlan/Mexico	**$ 873**	**100%**	$ -	0%	**$ 873**	**100%**	$ -	0%
% of total sales	**3%**		0%		**1%**		0%	
Consolidated	**$ 32,080**	**100%**	$ 17,882	100%	**$ 78,020**	**100%**	$ 49,679	100%
% of total sales	**100%**		100%		**100%**		100%	

17. Contingencies and Capital Commitments

a) Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas' mine closure plan, for the sum of $293. This bank letter of guarantee expires 360 days from December 2010.

Banco Bilbao Vizcaya Argentaria, S.A. has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals. These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.

b) Capital Commitments

As at September 30, 2011, capital commitments not disclosed elsewhere in the condensed interim consolidated financial statements include the development of the San Jose property located in Mexico of which $2,485 forecasted to be expended within one year.

(Unaudited - All amounts in US$'000's unless otherwise stated)

17. Contingencies and Capital Commitments (continued)

c) Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine. Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 2,800 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure". The contract is automatically renewed every two years for a period of 10 years. Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors. These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at September 30, 2011, these obligations amounted to $295 and mature in 2012.

The Company, jointly with Radius Gold Inc., has entered into an office premises lease that will commence the earliest of January 1, 2012 or the date on which the Company commences carrying on business in the premises. The lease term is eight years with annual net rent payable, on 6,389 rentable square feet, is as follows:

- year one CAD$35 per square feet for an obligation of CAD$224 per annum;
- years three to five CAD$36 per square feet for an obligation of CAD$230 per annum; and.
- years six to eight CAD$37 per square feet for an obligation of CAD$236 per annum.

In addition, estimated operating costs, utilities and realty taxes is CAD$145 in the first year of occupancy. The share arrangement with Radius has not yet been finalized but is not expected to be more than 50% of the total rent payable. In the second quarter of 2011, the Company has advanced 50% of the three month security deposit in the amount of $46 (CAD$48).

18. Subsequent Event up to November 8, 2011

Subsequent to September 30, 2011, the value of the DSU and RSU liabilities have increased by $832 and $622, respectively.

(Unaudited - All amounts in US$'000's unless otherwise stated)

19. First-time Adoption of IFRS

IFRS 1 *First-time Adoption of International Financial Reporting Standards*, which governs the first-time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening financial position at the Company's transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS. The elections the Company has decided to apply and that are considered significant to the Company include:

- not to restate business combinations which occurred prior to January 1, 2010;
- not to apply IFRS 2 to share-based payment transactions vested before January 1, 2010;
- reset the cumulative translation difference account to zero on transition;
- apply IAS 23 "Borrowing Costs" effective, January 1, 2010; and,
- apply IFRC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities as of January 1, 2010. This avoids the requirement to recalculate the liability retrospectively from the date of recognition and then remeasure it at each subsequent reporting period up until the date of transition.

There were no changes to the reconciliation as previously reported in the March 31, 2011 condensed interim consolidated financial statements.

The IFRS 1 mandatory exceptions applied by the Company in the conversion from Canadian GAAP to IFRS included estimates. In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company's IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Adjustments on transition to IFRS

Adoption of IFRS resulted in changes to the Company's Statements of Financial Positions, Statements of Income, Statements of Comprehensive Income (Loss), Statements of Cash Flow, and Statements of Changes in Equity as set out below:

a) Foreign Exchange

Under IAS 21, each entity in a group must be analyzed, through application of primary and secondary factors, to determine its functional currency. Based on this assessment, the functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency. Under Canadian GAAP, the parent entity had a Canadian dollar measurement currency and all subsidiaries were integrated with the exception of Bateas which was self-sustaining. The presentation currency will continue to be US$.

The Group uses the direct consolidation whereby, the parent entity and the holding Companies which will have a CAD$ functional currency will be translated to US$ using the closing rate method with the differences to the cumulative translation adjustment account. Those entities with a US$ functional currency don't require translation. Under Canadian GAAP, the Group used the indirect consolidation method whereby all entities were first translated to CAD$ and then the entire consolidation translated to US$ for presentation purposes.

_____

19.   First-time Adoption of IFRS (continued)

Adjustments on transition to IFRS (continued)

b)   Deferred Income Tax

Under IFRS, income taxes include all domestic and foreign taxes based on taxable profits. The Company accounted for Peruvian statutory workers participation under Canadian GAAP as an income tax. Under IFRS the statutory workers participation is accounted for as an employee benefit under IAS 19. Accordingly, future Peruvian Workers Participation balances have been derecognized and Current Workers Participation expense has been reclassified from income tax expense to operating expenses.

Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items. Under Canadian GAAP income tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations.

For foreign currency non-monetary assets or liabilities where the tax basis currency differs from the functional currency of the entity, foreign exchange differences will result in tax assets or liabilities which were not previously recognized under Canadian GAAP. This difference will result in added volatility in the tax expense as foreign exchange rate changes will have an impact on the tax expense.

IAS 12 does not permit recognition of temporary differences on the initial acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Deferred tax arising from temporary differences on initial recognition have been reversed against mineral properties, property, plant and equipment and retained earnings.

c)   Reset Accumulated Other Comprehensive Income to Zero

The Company has taken the exemption under IFRS 1 which allows for the cumulative translation differences that existed at the date of transition to IFRS to be reset to zero.

d)   Provisions for other liabilities and charges

Where a provision is recognized, IFRS requires the estimate to be discounted at a risk-free pre-tax rate, typically that of a government bond that is matched to the expected risk adjusted cash flows. On transition, the Company used a risk free rate to discount their decommissioning liabilities and this results in an increased decommissioning liability being recognized under IFRS as compared to Canadian GAAP.

_____

_____

19. First-time Adoption of IFRS (continued)

Adjustments on transition to IFRS (continued)

e) Reclassification of items in the Statement of Income

The Company has reclassified the following income and expense items in the consolidated statements of income:

- government royalties to sales from selling, general and administrative expenses;
- distribution costs to cost of sales from selling, general and administrative expenses;
- community relation costs to cost of sales from selling, general and administrative expenses;
- other income and expenses from interest and other income and expenses to selling, general and administrative expenses;
- exploration and evaluation costs moved from selling, general and administrative expenses;
- interest expense includes interest on debt financing and unwinding of discount;
- current workers participation from income tax to cost of sales and selling, general and administrative expenses; and,
- depletion and depreciation combined with cost of sales.

The above changes are reclassifications within our statement of income so there is no net impact to our income as a result of these changes.

f) Reconciliation of Consolidated Equity

The reconciliations between the Canadian GAAP and IFRS consolidated Equity are provided below:

Expressed in $ '000's		September 30, 2010		December 31, 2010
Shareholders' Equity, Canadian GAAP		$ 154,541	$	206,008
Adjustments:				
Effect of foreign exchange on inventory, deposits on long term assets, and mineral properties, property, plant and equipment	19 a)	(3,238)		(5,339)
Deferred income tax adjustments	19 b)	2,034		1,944
Transfer of accumulated other comprehensive income to retained earnings (deficit)	19 c)	2,898		2,898
Reset accumulated other comprehensive income to zero	19 c)	(2,898)		(2,898)
Adjustment to revise provisions	19 d)	(299)		(254)
Adjustment for depletion on mineral properties related to provisons	19 d)	217		231
Total IFRS adjustments to Equity		**(1,286)**		**(3,418)**
Equity, IFRS		**$ 153,255**	**$**	**202,590**

Note: There may be differences due to rounding of decimal places

_____

(Unaudited - All amounts in US$'000's unless otherwise stated)

19. First-time Adoption of IFRS (continued)

g) Reconciliation of Consolidated Statements of Financial Position

The reconciliations between the Canadian GAAP and IFRS consolidated statements of financial position at December 31, 2010 (date of transition to IFRS) are provided below.

		December 31, 2010		
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents		$ 70,298	$ -	$ 70,298
Short term investments		20,509	-	20,509
Accounts receivable and other assets		13,454	-	13,454
GST/HST and value added tax receivable		3,542	-	3,542
Inventories	19 a)	4,034	(16)	4,018
		111,837	(16)	111,821
NON-CURRENT ASSETS				
Deposits on long term assets	19 a)	4,533	153	4,686
Mineral properties, property, plant and equipment	19 a) b) d)	126,813	(9,450)	117,363
Total assets		$243,183	$ (9,313)	$ 233,870
LIABILITIES AND EQUITY				
CURRENT LIABILITIES				
Trade and other payables		$ 9,303	$ -	$ 9,303
Due to related parties		40	-	40
Derivatives		133	-	133
Income tax payable		4,192	-	4,192
Current portion of long term liability		1,083	-	1,083
		14,751	-	14,751
NON-CURRENT LIABILITIES				
Leases and long term liabilities		3,166	-	3,166
Provisions for other liabilities and charges	19 d)	4,924	(43)	4,881
Deferred income tax liabilities	19 b) d)	14,334	(5,852)	8,482
		37,175	(5,895)	31,280
EQUITY				
Common shares		180,403	-	180,403
Share option and warrant reserve		11,116	-	11,116
Retained earnings (deficit)	19 a) b) c) d)	3,597	4,751	8,348
Accumulated other comprehensive income	19 c)	10,892	(8,169)	2,723
		14,489	(3,418)	11,071
		206,008	(3,418)	202,590
		$243,183	$ (9,313)	$ 233,870

(Unaudited - All amounts in US$'000's unless otherwise stated)

19. First-time Adoption of IFRS (continued)

h) Reconciliations of Consolidated Statements of Income

The reconciliation between the Canadian GAAP and IFRS consolidated statements of income for the three and nine month periods ended September 30, 2010 are provided below:

		Three months ended September 30, 2010			Nine months ended September 30, 2010		
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS	CAD GAAP	Effect of Transition to IFRS	IFRS
Sales	19 e)	$ 18,039	(157)	$ 17,882	$ 50,147	(468)	$ 49,679
Cost of sales	19 d) e)	8,076	1,069	9,145	21,423	3,149	24,572
Mine operating income		9,963	(1,226)	8,737	28,724	(3,617)	25,107
Other expenses							
Selling, general and administrative expenses	19 a) e)	6,968	(2,560)	4,408	11,236	(4,835)	6,401
Exploration and evaluation costs	19 e)	103	-	103	345	-	345
Net (gain) loss on commodity contracts		3,181	-	3,181	(1,461)	-	(1,461)
Loss on disposal of mineral properties, property, plant and equipment		15	-	15	125	-	125
Operating income (loss)		(304)	1,334	1,030	18,479	1,218	19,697
Finance items							
Interest income	19 d) e)	85	68	153	238	96	334
Interest expense	19 e)	(362)	(41)	(403)	(430)	(121)	(551)
Net finance income (expense)		(277)	27	(250)	(192)	(25)	(217)
Income (loss) before tax		(581)	1,361	780	18,287	1,193	19,480
Income taxes	19 b) d) e)	1,960	(407)	1,553	9,552	(1,742)	7,810
Income for the period		$ (2,541)	$ 1,768	$ (773)	$ 8,735	$ 2,935	$ 11,670

(Unaudited - All amounts in US$'000's unless otherwise stated)

19. First-time Adoption of IFRS (continued)

i) Reconciliations of Consolidated Statements of Comprehensive Income

The reconciliation between the Canadian GAAP and IFRS consolidated statements of comprehensive income for the three and nine month periods ended September 30, 2010 are provided below:

		Three months ended September 30, 2010			Nine months ended September 30, 2010		
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS	CAD GAAP	Effect of Transition to IFRS	IFRS
Income (loss) for the period		$ (2,541)	$ 1,768	$ (773)	$ 8,735	$ 2,935	$ 11,670
Other comprehensive income (loss)							
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes	19 c)	1,434	(1,434)	-	1,990	(1,990)	-
Unrealized gain on translation of functional currency to reporting currency	19 a)	1,927	(1,154)	773	1,748	(1,034)	714
Other comprehensive (loss) income		3,361	(2,588)	773	3,738	(3,024)	714
Total comprehensive (loss) income for the period		$ 820	$ (820)	$ -	$ 12,473	$ (89)	$ 12,384

j) Reconciliation of Consolidated Statements of Cash Flows

The adoption of IFRS has had no material impact on the net cash flows of the Company. The changes made to the Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income has resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows, however as there have been no material changes to the net cash flows, condensed reconciliations have been presented below.

		Nine months ended September 30, 2010		
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS
Effect of exchange rate changes on cash and cash equivalents	19 a)	821	(166)	655
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	19 a)	13,130	166	13,296
Cash and cash equivalents - beginning of year		30,763	-	30,763
CASH AND CASH EQUIVALENTS - END OF PERIOD		$ 44,714	$ -	$ 44,714